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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              LTC PROPERTIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 MARYLAND                                  71-0720518
                 --------                                  ----------
(STATE OF INCORPORATION OR ORGANIZATION)   (IRS EMPLOYER IDENTIFICATION NUMBER)

    300 ESPLANADE DRIVE, SUITE 1860
          OXNARD, CALIFORNIA                                     93030
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                        ZIP CODE


        IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(b) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(c), PLEASE CHECK THE FOLLOWING BOX:

        IF THIS FORM RELATES TO THE REGISTRATION OF A CLASS OF SECURITIES PURSUANT TO SECTION 12(g) OF THE EXCHANGE ACT AND IS EFFECTIVE PURSUANT TO GENERAL INSTRUCTION A.(d), PLEASE CHECK THE FOLLOWING BOX:

  SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
                                       N/A

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                 NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED          EACH CLASS IS TO BE REGISTERED

-------------------------------------------      ------------------------------
PREFERRED SHARE PURCHASE RIGHTS                      NEW YORK STOCK EXCHANGE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE
                              (TITLE OF EACH CLASS)


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ITEM 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

        On May 2, 2000, the Board of Directors of LTC Properties, Inc., a Maryland corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share. The dividend is payable on May 24, 2000 to the stockholders of record on such date and the Rights being issued are subject to the terms of a Rights Agreement, dated as of May 2, 2000 between our company and Harris Trust & Savings Bank, as the Rights Agent.

        Our Board adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group of persons which acquires 15% or more of our outstanding common stock without the approval of our Board.

        A summary description of the Rights Agreement is included below. Please note, however, that this description is only a summary, is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the agreement is available free of charge from our Company.

        THE RIGHTS. Our Board authorized the issuance of one Right for each share of common stock outstanding on May 24, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after May 24, 2000 until the Distribution Date described below.

        EXERCISE PRICE. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series D Junior Participating Preferred Stock (a "Preferred Share") for $16, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation.

        EXERCISABILITY.  The rights will not be exercisable until

        - 10 business days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if, earlier

        - 10 business days (or a later date determined by our Board before any person or group of persons becomes an "Acquiring Person") after a person or group begins a tender or exchange offer which, if completed, would result in that person or group of persons becoming an Acquiring Person.


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        The Rights Agreement specifically permits the Board to permit a person or group to acquire beneficial ownership of 15% of our outstanding common stock without becoming an "Acquiring Person."

        We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person will be void and may not be exercised.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON

        - FLIP IN. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $16, purchase shares of our common stock with a market value of $32, based on the market price of the common stock prior to such acquisition.

        - FLIP OVER. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $16, purchase shares of the acquiring corporation with a market value of $32 based on the market price of the Acquiring Person's stock prior to such merger.

PREFERRED SHARE PROVISION

        Each one one-thousandth of a Preferred Share, if issued:

        -       will not be redeemable.

        - will entitle holders to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

        - will entitle holders upon liquidation either to receive $.10 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

        -       will have the same voting power as one share of common stock.

        - if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holder to a per share payment equal to the payment made on one share of common stock.


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        The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

        EXPIRATION.  The Rights will expire on May 24, 2010.

        REDEMPTION. Our Board may redeem the Rights for $.001 per Right at any time before any person or group become an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividend of our common stock.

        EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

        ANTI-DILUTION PROVISION. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock. No adjustments to the purchase price of the Preferred Shares of less than 1% will be made.

        AMENDMENTS. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

        VOTING BY DIRECTORS. The terms of the Rights Agreement prohibit any director who was not initially nominated for election as a director by the Board or a Committee of the Board from voting on any matters relating to the redemption of the Rights, amendment to the rights Agreement or the approval of any person or group acquiring 15% or more of the outstanding common stock for 180 days after they become a director.

        The Rights Agreement specifying the terms of the Rights are attached to this filing as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the complete Rights Agreements, as amended.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     LTC PROPERTIES, INC.

                                     By: /s/ James J. Pieczynski
                                        ---------------------------------------
                                         James J. Pieczynski
                                         President and Chief Financial Officer


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ITEM 2.        EXHIBIT INDEX

     Exhibit          Document
     -------          --------
        4.1           Rights Agreement, dated as of May 2, 2000, between LTC
                      Properties, Inc. and Harris Trust & Savings Bank (as
                      Rights Agent), which includes the form of Rights
                      Certificate as Exhibit B thereto and the Summary of Rights to purchase Preferred Shares as Exhibit C thereto.

        4.2           Amended and Restated Articles of Incorporation of LTC
                      Properties, Inc. (incorporated by referenced to Exhibit
                      3.1 to LTC Properties, Inc.'s Current Report on Form 8-K dated June 19, 1997).

        4.3           Articles Supplementary classifying 3,080,000 shares of
                      9.5% Series A Cumulative Preferred Stock of LTC
                      Properties, Inc. (incorporated by referenced to Exhibit
                      3.2 to LTC Properties, Inc.'s Current Report on Form 8-K dated June 19, 1997).

        4.4 Articles of Amended of LTC Properties, Inc. (incorporated by reference to Exhibit 3.3 to LTC Properties, Inc.'s
                      Current Report on Form 8-K dated June 19, 1997).

        4.5           Articles Supplementary Classifying 2,000,000 Shares of
                      9.05 Series B Cumulative Preferred Stock of LTC
                      Properties, Inc. (incorporated by reference to Exhibit 2.5 to LTC Properties, Inc.'s Registration Statement on Form
                      8-A filed on December 15, 1997).

        4.6           Articles Supplementary Classifying 2,000,000 Shares of
                      8.5% Series C Cumulative Convertible Preferred Stock of
                      LTC Properties, Inc. (incorporated by reference to Exhibit
                      3.2 to LTC Properties, Inc.'s Quarterly Report on Form
                      10-Q for the quarter ended September 30, 1998).

        4.7           Articles Supplementary Classifying 40,000 shares of Series
                      D Junior Participating Preferred Stock.


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